

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

<u>Via E-mail</u>
Ido Schechter
Chief Executive Officer
Top Image Systems Ltd.
2 Ben Gurion St.
Ramat Gan, 52573
Israel

> **Re: Top Image Systems Ltd.**
> **Registration Statement on Form F-3**
> **Filed October 22, 2013**
> **File No. 333-191842**

Dear Mr. Schechter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   You do not appear to be eligible to omit the names of the selling security holders prior to effectiveness of the registration statement. Please revise. Refer to General Instruction II.H to Form F-3.

<u>Part II</u>

<u>Item 10. Undertakings, page II-3</u>

2.   Since you will be requesting acceleration of the effective date of your registration statement, please provide the undertaking required by Item 512(h) of Regulation S-K.

Exhibits

Exhibit 5.1

3.   We note the statement in the legality opinion that it is "being delivered to [the company] solely for [its] information in connection with the above matter and may not be relied upon in any manner by any other person and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission." Please obtain a revised opinion that does not contain language limiting investors' ability to rely on the opinion. See Section II.B.3.d of Staff Legal Bulletin No. 19. Additionally, we note the statement in the opinion that it has been rendered to the company subject to the company's agreement not to initiate any proceedings or take any legal action relating to the opinion outside the State of Israel. Please obtain a revised opinion that clarifies that this limitation does not apply to investors in this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via Email
        Dov T. Schwell, Esq.
        Schwell Wimpfheimer & Associates LLP